FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Global Telecom and media Conference, BofAML	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., hereby reports the following

NOTICE

The Company will participate at the annual Telecom & Media conference hosted by Bank of America Merrill Lynch to be held today in London, and the presentation enclosed will be made.

Likewise, the Company informs that the presentation will be available on the Company’s website.

Madrid, May 31st, 2012

Telefónica Global Telecom & Media Conference BofAML . London. May 31, 2012 Angel Vilá Chief Financial and Corporate Development Officer

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telef?ica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Investor Relations 1 Telefónica, S.A.

INTRODUCTION: HIGH DIVERSIFICATION, VERY DIFFERENT REALITIES 01 TURNAROUND PLAN IN SPAIN 02 PERFORMANCE IN THE UK 03 BALANCE BETWEEN GROWTH AND PROFITABILITY IN BRAZIL 04 GROUP PROFITABILITY 05 FINANCIAL FLEXIBILITY 06 Investor Relations 2 Telefónica, S.A.

01

High diversification, our key strength to face very different realities

	T. LATAM 48.5% revenues; 50.2% OIBDA	T. EUROPE 48.7% revenues; 49.5% OIBDA
2012E GDP growth	3.7%	-0.3%
Competition	Rational	Intense
Accesses	Robust growth (+11%)	Stable (-1%)
Outgoing mobile voice revenue	Double digit growth due to higher accesses and usage	Double digit decline driven by usage optimization and price competition
Mobile data revenue	Double digit growth; 28% of MSR	Single digit growth; 40% of MSR
Fixed broadband revenue	Double digit growth driven by strong access growth (33% of fixed accesses)	Declining due to lower accesses (59% of fixed accesses) and ARPU on aggressive ULL
Total revenue growth	+8.3% (+2.5% in Q4 11)	-6.8% (-7.0% in Q4 11)

Significant growth levers ahead

- Mobile voice in Latin America
- FBB in Latin America & Spain
- Mobile broadband across footprint
- Services beyond connectivity

Data for T. Latam and T. Europe corresponding to Q1 12
GDP growth based on Focus Economics consensus forecasts, May 12
% y-o-y change

Investor Relations
Telefónica, S.A.

3

Telefónica

02 Turnaround plan in Spain: framework 2011 diagnosis Our action plan ?Economic crisis accelerated change in •Deep tariff refresh in FBB and Mobile customer behavior businesses: ??Remove price-premium disadvantage and Market value erosion driven by aggressive reposition customers in competitive schemes price competition: (lowering churn) •Promotion driven environment Recover ?Integrated tariffs to increase bundle penetration competitiveness vs. “pay per use” scheme existing •High investments in handset subsidies to ?Leverage convergence •High portability volumes ?Foster mobile data adoption leveraging voice + data tariffs •Increasing churn •Expand fiber (coverage & connections) Telefónica • New commercial model: ?Handset subsidy elimination for new mobile Change industrial customers from March ?Access loss and ARPU erosion, specially in high value segments model to enhance ?Focus on retention ?Top line decline efficiency and •Optimize non-commercial costs: change market ?20% headcount reduction in the fixed business: dynamics 6,500 employees in 2011-13 ?Pressure in profitability ??Focus on simplicity to increase efficiency and reduceto ”time market” Investor Relations 4 Telefónica, S.A.

02

Turnaround plan in Spain: results so far

Recover competitiveness

Fast penetration of new tariffs (consumer segment)
- **57% customers repositioned in FBB** in April-12
- **42% in contract mobile** in April-12

Limited impact in ARPU
- **FBB ARPU affected by active migration** of customers ending promotions to new portfolio
- **Positive elasticity in mobile low-end** customers

Churn reduction
- **-21% in FBB in Jan-April** led to positive FBB net adds in April-May15th
- **-39% in portability churn in Jan-April**. Positive contract portability in the first half of May

Increased penetration of mobile data
- **31% smartphone penetration (+14 p.p. y-o-y)**
- Minimum data plan at €15 (€10 in old portfolio)
- Unlimited SMS to limit OTT cannibalization

Gaining traction in fiber
- **200 k connected households as of May 15th**
- 1.3 m homes passed by March (x3 y-o-y)
- 3 m to be passed by year-end

Summary:
- **Better access evolution along the year leveraging lower churn**
- **ARPU erosion from new tariffs to ease from Q4 12**

Change industrial model to enhance efficiency and change market dynamics

New commercial model
- **A more rational mobile acquisition and portability environment**: drastic reduction in subsidies in the market
- **Lower gross adds** (-21% y-o-y in Q1 12) **but strong handset upgrades** (+35% y-o-y in Q1 12)
- **Slowdown in retention costs y-o-y growth from May** (other players removed subsidies)
- **MSR impacted by increased loyalty efforts**

Optimize non-commercial costs
- **Successful execution of ERE**:
  - 68% employees of total expected in 2011-2013 already joined the plan
  - € 56 m savings in personnel costs in Q1
- **Handset portfolio simplification on track**
- **Increase customer satisfaction** on lower claims

Summary:
- **Net commercial costs savings in 2012E**
- **Benefits from ERE on fast execution: ≈ € 250 m in 2012E**

Investor Relations
Telefónica, S.A.
5
Telefónica

03

Performance in the UK

The environment

- **Aggressive competition** with unlimited data offers: "Full Monty", "The One Plan"
- **Usage optimisation** amid challenging economic environment

Telefónica

From a growing churn to the lowest rate in the market …

Contract churn


TEF
VOD
EE
1.1%
1.3%
1.3%
1.2%
1.4%
1.1%
1.0%
1.5%
1.2%
Q1 11
Q4 11
Q1 12

… while continuing to lead smartphone penetration

Smartphone penetration


41%
+8 p.p. y-o-y
34%
TEF
Main competitor

Our action plan

Regain commercial momentum

- **Focus on existing customers, reduce churn:**
  - Higher loyalty efforts in high-value customers from Q4 11; bulk of renewals in Q1 12 at lower price points
- **Enhancing tiered data strategy:**
  - Increased data allowance on higher tariffs
  - "On&On" launched in April
- **Lower entry points**

Going forward

Improved margin along the year

- **Stabilisation of MSR trends ex-MTRs** leveraging better commercial momentum
- **Slowdown in commercial expenses driven by:**
  - Better churn, leading to higher efficiencies
  - Lower "out of contract" customers: -3.4 p.p. q-o-q
  - Gradually lowered handset subsidies in April
- **Further efficiencies** on the back of:
  - Q1 12 advertising expenses to phase out throughout the year
  - Higher savings in handsets leveraging global sourcing
- MTRs will drag 3 p.p. to revenue growth and 4 p.p. to OIBDA growth

Investor Relations
Telefónica, S.A.
6
Telefónica

04

Balancing growth and profitability in Brazil (i)

Focused commercial efforts to strengthen leadership

Mobile accesses growth (y-o-y)


15.0%
20.5%
> x4 Smartphone
Mar-11
Mar-12

BB penetration


5%
30%
11%
34%
Mar-11
Mar-12
MBB / Total Mobile accesses
FBB / Fixed accesses

Mobile market share (Mar-12)


y-o-y
29.8%
+0.3p.p.
36.5%
+0.9p.p.
43.8%
+2.2p.p.
Total
Contract
Data

Widening OIBDA lead: 32% share

Leading the sector transformation

- **Reinforced mobile data lead:**
  - Widening coverage gap vs. competitors
  - Best quality in the market
- **Selective fiber roll out for a superior FBB experience:**
  - 1.7m homes passed with UBB; 70k fiber connections as of Mar-12
  - Further push to connect homes along the year
  - 11,000 km of fiber (FTTH) in SP State

3G sites


1,206
808
2,516
1,395
2,727
1,686
Vivo
Claro+ TIM+Oi
Vivo
Claro+ TIM+Oi
Vivo
Claro+ TIM+Oi
Dec-10
Dec-11
Mar-12

UBB net adds


x4
Q1 11
Q1 12

Sources: Anatel for market shares, Teleco for 3G coverage

Investor Relations
Telefónica, S.A.
7
Telefónica

04 Balancing growth and profitability in Brazil (ii) Revenue growth (organic y-o-y) Revenue breakdown (organic y-o-y) 15.8% 14.8% Fixed voice & access MSR 25% FBB & new services 29% Revenue 11.5% Wireless 9.6% 12% 13% +5.1% 6.5% 5.3% 5.1% 3.5% Total 74% of sales organic ex-regulation growing by 1.5% -1.6% Fixed 58% 61% +10.3% y-o-y -3.9% -3.4% Q2 11 Q3 11 Q4 11 Q1 12 Ex-regulation Q1 11 Q1 12 OIBDA Margin Breakdown 35.5% +0.7 p.p. +1.1 p.p. 34.6% •10% headcount reduction, OIBDA (1.3 p.p.) with a payback < 1 year (1.1 p.p.) +0.5% •Short term efforts on organic advertising and network and systems for future growth Q1 11 Commercial Network & Net Towers Sale + Q1 12 Activity Systems Interconnection Personal restruct. FCF Breakdown (€ in millions) +61 291 -199 +254 •Robust FCF growth 203 despite higher investments -17 -10 •Optimized FCF WC +43% management and integration synergies below OIBDA driving FCF FCF 2011 OIBDA CapEx WC Net interest Income tax FCF 2012 generation payment payment y-o-y -1% +62% -47% n.m. -29% +43% Investor Relations 8 Telefónica, S.A.

05

Group profitability: improvement expected in H2

T. LATAM

Q1 y-o-y change in reported terms. € in millions


577
-250
-190
-117
21
Revenues
Commercial activity
Network & syst. Costs
Others
OIBDA

- **Stronger commercial momentum, increased focus on MBB sales from Q3 11:**
  - Total net adds x2 y-o-y in Q1 12
  - Leading mobile net adds in the region

Net adds (m)	Q1 11	Q1 12
Mobile	2.3	4.5
MBB	1.1	2.3

- **Network & system costs driven by expanded networks:**
  - 3G base stations up 60% y-o-y in Q1
  - +27,000 Kms of fiber for backbone in progress in Brazil
- **Others:**
  - Restructuring costs, partially offset by non-strategic tower sales
  - Further overhead costs reductions

- Accesses growth to lead further top line acceleration along the year
- Easier y-o-y- comparison in commercial costs from H2
- Operating synergies in Brazil to become visible in H2

T. EUROPE

Q1 y-o-y change in reported terms. € in millions


Revenues
Commercial Costs
Network & syst.costs
Others
OIBDA
-534
-128
+16
+212
-434

- **Top line pressure partially mitigated by non-commercial cost cutting:**
  - Headcount reduction in Spain, Czech Republic and Ireland
  - Optimizing resources, TGR generating additional savings
  - Lower interconnection costs on MTR cuts
  - Further overhead costs reductions
- **Higher commercial activity to reduce churn and increase smartphone adoption:**
  - Smartphones were 81% of handset sales
  - Focus on upgrades in UK
  - Limited impact from new commercial model in Spain in Q1

- Better revenue performance in H2
- Higher cost efficiencies from Q2 across markets

Investor Relations
Telefónica, S.A.
9
Telefónica

06

Fully committed to enhance financial flexibility

Reduce leverage via portfolio management

- **Already achieved: €1.6bn**
  - Colombia restructuring, Hispasat, non- strategic towers, Zon
- **In progress: ≥€1.5bn**
  - Atento, PT, Rumbo, non-strategic towers
- **Portfolio management next actions:**
  - Launching preparations for IPO of TEF Germany
  - Analyzing potential listing alternatives for Latin American businesses
  - Monitoring market conditions to make selective asset monetisations

Shareholder remuneration mix

- **2012 total shareholder remuneration maintained at €1.50/share, including €1.30/share dividend:**
  - €0.40/share in cash dividend to be paid in November 2012
  - €0.90/share in scrip dividend to be paid in May 2013
  - €0.20/share buyback, to be completed by May 2013. Treasury shares acquired will be cancelled
- **2013 total shareholder remuneration maintained at €1.50/share:**
  - Dividend/SBB mix to be decided considering market conditions and investor preferences at that time

Early proactive refinancing, enhanced liquidity

- **Balanced accesses to credit markets**
  - €7.5 bn financing in Q1 12
  - € 0.4 bn of 2013-15 bonds repurchased YTD
- **All 2012 maturities refinanced**
- **>40% of 2013 maturities prefinanced**
- **€ 6.3 bn cash position ex-VZ**
- **€ 11.4 bn undrawn credit lines:**
  - + €1.3 bn since Dec-11
  - € 9.7 bn long term

- Net financial debt / OIBDA < 2.35x by YE

Investor Relations
Telefónica, S.A.

10

Telefonica

Closing remarks •We benefit from a strong diversification, with an increased exposure to the growing Latin American markets (>50% of OIBDA) •Our efforts to become more competitive and regain momentum in Spain and the UK are on track. Benefits to become more visible throughout the year •Vivo will deliver profitable growth, while continuing to lead the market •We are determined to increase financial flexibility and will accelerate portfolio management actions •2012 guidance reiterated, including shareholder remuneration commitments Investor Relations 11 Telefónica, S.A.

Investor Relations 12 Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 31st, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the
Board of Directors